Integrity at Talisman
Code of Business Conduct and Ethics

2015

Table of Contents

Message from the President

Integrity at Talisman

Why Ethics Matter
Our Values
Purpose and Scope
Good Ethics Guide Good Decisions

Your Responsibilities Under this Code
The Responsibilities of All Personnel
The Additional Responsibilities of Leaders

Following the Law

Honesty and Transparency
Conflicts of Interest
Gifts and Entertainment
Working with Government Officials
Political Donations and Activities
Lobbying

Financial Accountability
Compliance with Accounting Policies
Business Expenses

Fair Practices
Public Disclosure
Insider Trading
Gathering Competitive Information
Antitrust and Fair Competition

Protecting Our Resources

Respect for People and the Environment
Health, Safety and Environment
Diversity
Equal Opportunity and Fair Treatment
Harassment

Corporate Assets and Information
Physical and Electronic Assets
Confidential Information
Data Privacy
Speaking on Behalf of Talisman
Social Media

Respect for Communities

         Corporate Responsibility
Human Rights and Security
Diverse Stakeholders
Community Involvement

Reporting and Compliance

Reporting
Why Reporting is Important
Integrity Matters Hotline
Investigative Process
Discipline
Non-Retaliation

Compliance
Your Compliance Obligations
Waivers

Questions
Resources

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Message from the President
The Code of Business Conduct and Ethics (Code) is a statement of the principles to which Talisman Energy is committed and upholds across its operations worldwide. The Code and associated (annual) Ethics Awareness Training reflect our values and commitment to conduct business safely, in an ethically, socially and environmentally responsible manner. It explains the way we do business and sets standards for everyone who works for, or on behalf of, Talisman to follow. It has also been developed to be consistent with the law in jurisdictions where we operate and internationally recognized standards to which Talisman adheres, including the United Nations Global Compact, the Voluntary Principles on Security and Human Rights, and the Extractive Industries Transparency Initiative.

In the upstream business, we are subject to many different laws and local customs in different parts of the world and, of course, what we do in one part of the world is often reflected and played back in another. That is the benefit and price of being a global company. We must take great care to apply consistent standards to the way we do business everywhere. It is each employee’s accountability to know about this Code and to apply it in all situations.

This Code applies not only to Talisman employees, officers and directors, but also to independent contract workers to the extent they conduct activities at or for Talisman. The Company expects co-participants and third party suppliers to apply these same ethical business practices. Everyone conducting work on the Company’s behalf is an ambassador of Talisman. You are encouraged to act in a manner that upholds the spirit of the Code and demonstrates Talisman’s values every day. As such, you have the responsibility to read this Code and consider what it means for you.

In particular, I want to draw your attention to several areas. Changing legislation and the expectations of stakeholders have raised the profile of anti-bribery and corruption. We want to send a clear message that our corporate culture does not sanction actions that can be construed as unethical. We have a "zero tolerance" approach to corruption, which also means prohibiting facilitation payments, this puts us in line with the top tier operators in our industry. Equally, the Code makes reference to and supports enhanced commitments in the areas of safe operations and community relations to reflect progress made over the past two years.

If at any time you have a question, are unsure about what to do, or have a concern that someone has undertaken an action inconsistent with the Code, you have the responsibility to raise the issue - even if the message is difficult. Honest communication is critical. You can do this a number of ways including speaking with the Legal department or your Supervisor, Manager, Country Manager or Executive Vice-President. Furthermore, you are strongly encouraged to report any business ethics concerns via Talisman’s Integrity Matters Hotline. The Hotline is operated by a third party host; all reports made in good faith and in the context of a breach of any of Talisman’s policies will be taken very seriously.

All calls and reports raising issues of concern with respect to business conduct, ethics, safety and a range of other issues covered by the Code will be treated in confidence and information will be shared only with those persons who need or are required to know. Where permissible or required by law, anonymity of the reporter will be maintained upon request. Please remember that noncompliance with the Code or retaliation against someone who raises an issue regarding the Code will not be tolerated.

Maintaining the goodwill of our stakeholders, including employees, governments and communities is critical to our Company’s objective of maximizing shareholder value. All activities undertaken by Talisman must, of course, be lawful and safe, but it is equally important that these be conducted in an ethical, honest and fair manner, free from deception and impropriety, and with constant regard for Talisman’s reputation. This is the foundation of our licence to operate and, without that, we have no business.

By our continued commitment to the principles embodied in this Code, we can ensure that Talisman is a welcome corporate citizen worldwide.

[Missing Graphic Reference]

Hal Kvisle

President and Chief Executive Officer

January 1, 2015

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Integrity at Talisman
At Talisman, integrity is more than an ideal or a philosophy. It is a way of doing business that is applied to every decision we make and every action we take.

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Why Ethics Matter
Ensuring we act with the highest standards of integrity is not easy. Every day, we are faced with decisions that challenge our understanding of what is right, what is fair and what is legal. Our ethics are our guide to navigating these issues, ensuring we make the best decision, in line with our values, every time.

Our Values
Integrity starts with a set of values. To ensure our decisions are ethical, we must ensure they are aligned with these values.

SAFETY
Our goal is to create working conditions where we cause no harm to people. Safe operations is our number one priority. If operational results and safety come into conflict, employees have a responsibility to choose safety. Talisman is committed to supporting this choice and providing the resources necessary to achieve safe working conditions.

PASSION
We inspire others by the passion we demonstrate for our work. When we feel passionate about what we do and the company we work for, we are more productive and more successful. We are happiest and excel when we do those things we are passionate about. Enthusiasm is inspirational!

RESULTS
We have a bias for results and take initiative to get things done efficiently, creating value for our shareholders. Effective results require a vision of what needs to be done, setting priorities and implementing realistic action plans. We are purpose driven and hold ourselves accountable for high quality, timely results.

RESPECT
We take time to consider and appreciate other people’s points of view, and treat the environment with respect. We value the diversity of our workforce and stakeholders and appreciate each other’s unique strengths. Respect is about treating people with dignity, listening and displaying courtesy. In planning and executing our activities, we take the environment into account, treating it with respect and striving to minimize the impact of our operations.

EXCELLENCE
We strive for excellence in what we do and how we do it. Excellence is about working hard, being innovative, working smart, and demonstrating a high degree of technical, professional and problem solving skills. Continuous performance improvement is required to maintain excellence.

TEAMWORK
By working effectively together, we can deliver results far beyond our individual capabilities. By working together, we can achieve superior results for the organization. Clear and common goals support teamwork. Effective teamwork is anchored in trust and being able to offer, ask for and accept help, advice and feedback.

HONEST COMMUNICATION
We show courage to speak honestly and support others to do the same. We communicate honestly and truthfully, and we provide full disclosure to stakeholders. Information and ideas flow unfiltered, up, down and across the organization. We speak the truth, even when the message is difficult and the conversation may be uncomfortable.

Purpose and Scope
Our Code of Business Conduct and Ethics (Code) defines Talisman’s standards and expectations as they relate to ethical business and personal conduct. It affirms our commitment to following the law, fair practices, health, safety and the environment, human rights and community relations.

Our Code applies to all Talisman personnel. For the purposes of this document, “personnel” includes employees, officers, directors and independent contract workers to the extent that they conduct activities on the Company’s behalf, including volunteer activities. It applies to all subsidiaries of Talisman Energy Inc. In this document, the term “Talisman” and “the Company” shall refer to Talisman Energy Inc. and all of its subsidiaries. For expectations of suppliers, please see Talisman’s Supplier Code of Conduct.

Throughout our Code, you will see references to Talisman policies and standards that provide more information on expectations related to specific areas referenced in our Code.

Good Ethics Guide Good Decisions
Good decision-making is a process. If you are ever faced with a difficult situation and are unclear about the right decision, ask yourself:
•	Is it legal?
•	Does it conform to our Code and Talisman policies?
•	Does it reflect our values?
•	Is it beneficial to Talisman?
•	Do you feel good about it?

If the answer to any question is “no” or “I am not sure,” stop and seek guidance from your leader.

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Your Responsibilities Under this Code
Each of us is responsible for our own behaviour. But we are also accountable to each other and to our Company. All Talisman personnel are responsible for protecting the assets, information and reputation of the Company by applying ethical business principles and practices.

The Responsibilities of All Personnel
Everyone is expected to act with integrity in all dealings with others, both inside and outside of the Company. We respect each other as well as government officials, partners, competitors, suppliers and stakeholders. All personnel must be familiar with the policies and standards described in this Code and review them periodically. It is your responsibility to be aware of, and comply with, all policies, standards and procedures applicable to your area. It is also your responsibility to speak up when you witness or become aware of violations of our Code.

As Talisman personnel, you must complete Talisman’s Ethics Awareness Training and a Declaration of Compliance annually to certify that you understand and have complied with our Code.

The Additional Responsibilities of Leaders
Every leader is expected to demonstrate and promote compliance with our Code by providing clear guidance to personnel regarding appropriate business conduct in all situations. Commitment to the Code should be shown through your day-to-day decisions and actions. Leaders are responsible for upholding and enforcing Talisman’s compliance expectations, including completion of the annual Ethics Awareness Training and Declaration of Compliance by all personnel who report to you. Leaders are also expected to address all violations of our Code appropriately when they are brought to your attention.

[Q&A]
Q: I think I saw someone violate our Code but I could be wrong. Do I have to report it?
A: Yes. You have a responsibility to speak up any time you see or suspect a violation of our Code, even if you are unsure. Discuss the issue with your leader or report the facts to the Integrity Matters Hotline, and we will determine whether a violation has actually occurred.

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Following the Law
We must be aware of and comply with all applicable laws, rules and regulations as locally interpreted and administered in all jurisdictions in which Talisman conducts business. We have a duty to inform ourselves of any laws relevant to our particular activities.

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Honesty and Transparency
Talisman conducts business in an open and honest manner and demonstrates alignment between our words and our actions. We must take particular care to adhere to the laws and our policies governing interactions with government officials, business partners and stakeholders to maintain the process of ethical decision-making and the integrity of our relationships.

Conflicts of Interest
A conflict of interest occurs when an individual’s personal interests conflict with those of Talisman, possibly hindering that person’s ability to perform his or her Talisman work effectively and objectively. Talisman employees must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at Talisman, or that might otherwise compromise loyalty to the Company. All other personnel working at Talisman must prioritize their obligations to Talisman. These include the duty to allocate appropriate time to their Talisman work, protect Talisman assets (including information) maintain confidentiality and respect the terms of their contract with Talisman.

We must not take opportunities for improper personal gain through the use of Company property, information or position. We must not compete with the Company, but rather endeavour to advance its legitimate business interests when appropriate opportunities arise. Conflicts of interest also arise when Talisman personnel, their families, friends or associates receive improper personal benefits as a result of their position in the Company.

Personnel who wish to serve on a board of directors for a business that is not affiliated with Talisman must obtain the written approval of their leader and the Executive Vice-President, Corporate. Any Executive Officer wishing to serve on a board of directors for a business that is not affiliated with Talisman must obtain the written approval of the President and Chief Executive Officer. This limitation does not apply to independent directors of Talisman whose service on other companies’ boards is taken into account in the Company’s board evaluation process. It is recommended that personnel who wish to serve on a board for non-profit organizations discuss it with their leader prior to accepting the position.

All conflicts of interest, whether actual or perceived, must be communicated to your leader.

[Q&A]
Q: I own an interest in a company that is a supplier to Talisman. Do I need to disclose this?
A: Yes. A conflict of interest can arise if you hold a financial interest in a supplier (or a competitor or any company with which Talisman conducts business). The potential for a conflict generally depends on the size of your investment, your job and the nature of the business relationship between Talisman and the company in which you’re investing. By disclosing your situation, the conflict can be properly addressed.

Gifts and Entertainment
You must not give or receive any material or extravagant gift, prize or entertainment as defined in the Gift and Entertainment Policy. Any benefit that could be perceived as excessive, as a personal enrichment or as an inducement to influence behaviour or gain an unfair advantage is prohibited. This also applies to benefits given to spouses and immediate family members of Talisman personnel. These restrictions apply to normal business exchanges and extreme care must be taken when exchanging gifts, prizes or entertainment with government officials (see Working with Government Officials section).

Gifts, prizes and entertainment must be:
•	occasional
•	modest
•	consistent with standard industry practice

Regardless of value, the following gifts, prizes and entertainment are prohibited:
•	money or money equivalents (such as securities, stocks and bonds)

•	air travel

•	overnight accommodations

For more information, see our Gift and Entertainment Policy.

[Q&A]
Q: One of our longtime contractors is retiring. Would it be acceptable to get her a gift?
A: A gift would probably be acceptable as long as it is modest and appropriate. Consult with your leader first and refer to the Gift and Entertainment Policy to ensure the gift does not exceed the Material Value Amount for your region.

[Q&A]
Q: One of our suppliers said his company would award an all-inclusive vacation as a bonus for renewing our contract. Is that a bribe?
A: Yes. This is a bribe because the gift was offered as an inducement to influence the decision about renewing the contract. Decline the offer and report the supplier to your leader or the Integrity Matters Hotline.

Working with Government Officials
Acting ethically and transparently and following the law is particularly important when dealing with governments or government officials. Talisman and Talisman personnel are subject to local and international laws that prohibit corrupt practices in dealing with governments and government officials. Violation of these laws may result in substantial penalties to Talisman and to our personnel. These laws make it an offence to make or offer a payment, gift or other benefit to any government official in order to induce favourable business treatment, such as obtaining or retaining business or some other advantage. Talisman and all personnel must take all reasonable steps to ensure that the requirements of these laws are strictly met.

Who is a government official?
A government official is anyone who performs duties or functions for a domestic or foreign state. It can include:
• Anyone acting in an official capacity.
• Anyone under a delegation of authority from the government to carry out government responsibilities.
• Personnel at companies that have government ownership or control, such as national oil companies, regardless of whether the government in question has majority ownership or control.

Talisman has zero tolerance for bribery and corruption and insists that all personnel conducting business on our behalf comply with this obligation. Talisman personnel must not, for any reason, make any improper payment or give any improper gift or benefit (which includes facilitation or “grease” payments, bribes or kickbacks) to or for the benefit of any government official. Talisman expects our business associates and co-participants to also meet this zero tolerance standard.

[Q&A]
Q: I am waiting on government approval of a critical project. If I make a small payment to a government clerk, I know the approval will be expedited. Is this allowed?
A: No. This is a facilitation or “grease” payment. Talisman strictly prohibits facilitation or “grease” payments, bribes, kickbacks or other types of improper payments or benefits. If you have questions regarding interactions with government officials, consult with the Legal department prior to taking any action.

No payments, gifts or other benefits are to be given, directly or indirectly, to government officials, political parties, political candidates, or their family members or associates for the purpose of influencing government decisions in Talisman’s favour or for securing other improper advantages. Furthermore, no such payments are to be made to agents or other third parties in circumstances where it is likely that part or all of the payment will be passed on to a government official, political party or political candidate. Particular care needs to be taken when offering gifts, entertainment or support to government officials, even if the purpose is not intended to influence decisions or secure an improper advantage.

[Q&A]
Q: A foreign consultant offered to put me in contact with a government official for a fee. I politely declined, but now I’m worried the local government won’t work with us. Did I do the right thing?
A: Yes. We make the ethical choice even when the decision is difficult. In addition to declining the offer, you should report the incident to your leader and the Legal department.

For more information, see our Compliance Guidelines for Anti-Bribery Legislation.

Political Donations and Activities
All political contributions made on Talisman's behalf must be authorized by Talisman's President and Chief Executive Officer in accordance with Talisman’s established guidelines.

Talisman encourages personnel to be active members of their communities and exercise their freedom to participate in lawful political activities. However, personnel choosing to participate in political activities must do so on their personal time and at their own expense, and must not use Talisman resources. Personnel must not represent or claim to represent Talisman when engaging in these activities.

[Q&A]
Q: I’m interested in volunteering my time to help a local political candidate with her campaign. Is that a problem?
A: No. However, your volunteer work must be performed on your own personal time and you cannot use any Company assets or the Talisman name to advance the campaign.

Lobbying
Company personnel who interact with government or political stakeholders are expected to know and comply with applicable laws and corporate processes which govern lobbying activities. Only lobbyists designated by the Company are allowed to lobby on Talisman’s behalf and lobbyists must be formally registered to do so where required by law.

Financial Accountability
We must comply with the Company’s accounting policies, International Financial Reporting Standards and related controls. All assets, liabilities, revenues and expenses must be properly recorded and fully disclosed in Talisman’s records. Accounts must properly describe and accurately reflect the transactions recorded.

Compliance with Accounting Policies
The integrity of our financial records is critical, and each of us has a responsibility to comply with the regulations, policies and related controls that Talisman has in place. You have a responsibility to ensure the information is honest, accurate and complete. No secret or unrecorded funds or other assets are to be established or maintained.

The Company has procedures to investigate any report of misstatements, errors or breaches regarding accounting, internal accounting controls and auditing matters. If you witness a breach of our accounting policies or suspect any wrongdoing, you have a duty to report it.

Business Expenses
Occasionally, Talisman personnel are required to incur costs or travel for business purposes. The Global Travel Policy and Standards establishes expectations for all personnel travelling on official Talisman business to manage travel costs. We must always adhere to the standard, including its requirements around class of travel, the use of authorized travel agents and travel approval requirements.

All travel and general expense claims must be submitted according to the Travel and Entertainment Expense Policy or the process specific to your region. You are accountable for ensuring all appropriate documentation is included and that transparency is maintained.

For more information, see our Global Travel Policy and Standards, our Travel and Entertainment Expense Policy or the specific policy applicable in your region.

[Q&A]
Q: My leader asked me to pay for a team meal we both attended and then claim the expenses through the normal process to allow him to approve it instead of his boss. Is this allowed?
A: No. The most senior person attending the activity must pay and have their leader approve the expense claim. This allows the legitimacy of the expense to be independently verified and ensures there are controls over the costs incurred.

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Fair Practices
Talisman does not engage in any activity which could give us an unfair competitive advantage. We support a free marketplace, observe fair business practices and comply with laws designed to preserve free and fair competition.

Public Disclosure
Personnel responsible for financial and other disclosures must ensure that Talisman makes full, fair, accurate, timely and understandable disclosures in reports and documents that are filed with or submitted to regulatory bodies and in all other public communications. Personnel are responsible for ensuring that information required in such reports and documents is recorded, processed, summarized and reported correctly.

Any known or perceived weaknesses or breakdowns in the reporting chain must be brought to the attention of a leader or to a member of senior management. Talisman personnel must also promptly report any information that could be material to the business and affairs of Talisman which may be unknown to Talisman senior management.

In order to ensure consistency and fair disclosure, all media and investor communications should be referred to the Corporate Communications and Investor Relations department unless otherwise approved by Corporate Communications or the President and Chief Executive Officer.

For more information, see our Disclosure Policy.

Insider Trading
Insider trading occurs when you purchase or sell securities in a company with knowledge of material, non-public (or “inside”) information. Information is “material” if it would reasonably be expected to have a significant effect on the market price or value of Talisman securities, or if a reasonable investor would consider it important in making a decision to buy, sell or hold securities. Information is considered “non-public” until one full business day after it is generally disclosed to the public through a press release.

Through your job, you may be exposed to material information relating to the securities of another public entity as a result of a business relationship or potential transaction between Talisman and other entities. Trading in Talisman’s or another company’s shares with that information, or providing the information to others so they may trade on it, is unethical and illegal.

For more information, see our Insider Trading Policy.

Gathering Competitive Information
We obtain competitive information legally and ethically through legitimate sources. Never obtain information about our competitors through improper means or by enlisting someone to do so on our behalf. If we inadvertently come across competitive information, we cannot use it to further our plans and strategies. If you find you are in possession of information that may have been obtained in an illegal or unethical manner, report it immediately.

[Q&A]
Q: In a recent strategy meeting, one of our suppliers offered to share information about what a competing company is doing. Is that ethical?
A: It depends. If it is public knowledge, explained in a press release or news article, it is appropriate to discuss; however, the source of the information should be verified before it is disclosed. If the information is the result of the supplier’s access to confidential information, it is not appropriate for them to share it and we should not participate in those discussions.

Antitrust and Fair Competition
We comply with antitrust and competition laws which promote a free and fair marketplace. Never enter into any agreement or understanding (whether formal or informal) with a competitor or supplier to raise, set or hold a price on products or services (also known as “price fixing”) or engage in any other anti-competitive behaviour such as fixing or limiting production or supply.

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Protecting Our Resources
All Talisman personnel make a commitment to protect our corporate assets and use our resources wisely. Working together, we protect each other, our work environments, infrastructure, equipment and reputation.

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Respect for People and the Environment
Our people are the ultimate driver of our Company’s success. We value every member of our team, promote a safe working environment and treat each other with fairness and respect. We also respect the environment and strive to minimize our impact on it.

Health, Safety and Environment
Actively managing health, safety and the environment in all of the Company’s activities is a core value and the responsibility of all Talisman personnel. If operational results and safety ever come into conflict, we all have a responsibility to prioritize safety, and Talisman will support that choice.

The Policy on Safe Operations outlines our goal to create a working environment such that we cause no harm to people and where we minimize our impact on the environment. To achieve this, we will:

•	Always comply with the law or Talisman standards, whichever are higher.

•	Operate our business to ensure proactive risk mitigation and continuous improvement.

•	Set goals and targets, and measure performance against them.

•	Hold ourselves and our contractors accountable to meet Talisman standards.

•	Communicate openly with those who may be affected by our activities.

Talisman personnel and others conducting work on our behalf must be aware of and comply with both regulatory and corporate expectations and report violations to their leader.

For more information, see our Policy on Safe Operations, our Global Standard for Safe Operations and supporting information.

[Q&A]
Q: I told my boss about an environmental concern we needed to address. She didn’t think it was important but I still believe it is significant. What should I do?
A: If you believe an environmental concern is being ignored, speak to a leader in the Health, Safety and Environment (HSE) department or contact the Integrity Matters Hotline.

[Q&A]
Q: I noticed a minor leak on a gas compressor which would require shutting it down to repair. If I wait a few days to report the leak, we can avoid shutting it down and meet our production target for the week. Is that okay?
A: No. You must report the leak as soon as possible. The leak could be a sign of a larger problem and might result in a large process safety incident. Reporting it and taking early action is always the right decision.

Diversity
As a global enterprise, we acknowledge the different perspectives and backgrounds of the people we employ, and the stakeholders with whom we interact. We value our differences and embrace diversity to achieve personal and business success. The confluence of our varied talents, cultures and experiences makes us a stronger company.

Equal Opportunity and Fair Treatment
Talisman is committed to treating its personnel ethically and fairly. In conjunction with local legal requirements, Talisman strives to ensure that there is:

•	No discrimination on the basis of gender, physical or mental disability, age, marital status, family status, sexual orientation, religious belief, race, colour, ancestry or place of origin.

•	Consistency with universally accepted standards related to exploitation of child, forced or compulsory labour.

•	Freedom of association and collective bargaining.

•	Fair and competitive compensation.

•	A workplace free from intimidation, coercion and harassment.

•	A workplace free from alcohol and substance abuse.

All personnel, and particularly leaders, must maintain and promote these principles in their hiring practices and in their behaviours.

 [Q&A]
Q: I’ve been in my role for over 20 years and was recently passed over for promotion. I think it’s because of my age. What should I do?
A: If you believe your leader made a decision based on age or any other factor that’s not fair or objective, you can report that suspicion to a leader or the Human Resources department.

Harassment
We all have the right to a supportive workplace and a harassment-free environment at Talisman. Harassment is an unfair practice in which one person or a group of people make the workplace uncomfortable due to unprofessional language or behaviour such as:
•	Insults or belittling remarks.
•	Inappropriate jokes and comments.
•	Displays of inappropriate pictures, cartoons or other materials.
•	Sexual advances, offensive contact, comments about another’s sexual conduct or orientation.
•	Threats or coercion such as malicious, hostile and intimidating statements or actions.

If you see or suspect harassment, talk to your leader or the Human Resources department.

[Q&A]
Q: One of my co-workers is being harassed by our leader. I’m afraid to say anything to anyone. If I report it, could I lose my job?
A: No. All of our personnel have the right to work without fear of intimidating or offensive behaviour from anyone. We count on you to speak up if you see or suspect a violation of our Code or policies. You are protected from any form of retaliation for raising a good-faith concern.

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•
Corporate Assets and Information
Our Company has invested in equipment and technologies that allow us to operate safely and efficiently. We value and protect these resources and use all systems, tools and information appropriately.

Physical and Electronic Assets
All corporate information is the property of Talisman. We must take care to protect the confidentiality, integrity, availability and distribution of corporate information, including any confidential information received by Talisman from third parties.

Corporate information includes:
• trademarks (including the Talisman logo)
• patents
• software developments and applications
• strategic and operational knowledge
• financial information
• other information assets

[Q&A]
Q: A group of my co-workers are forming a team for a charity race. Can we print T-shirts with the Talisman logo?

A: You must ensure the logo is used in accordance with Talisman guidelines and ask your leader for permission, or contact the Corporate Communications and Investor Relations department, prior to printing them.

Talisman personnel must protect the Company’s assets through the application of ethical behaviours. We must not misuse, damage, or waste Company assets, funds or resources, including computer systems. In addition, we must not pursue improper personal gain or compensation from Company property or information. Personnel must abide by and apply Talisman’s information security policies, standards and controls and immediately report any known or suspected breaches of security, or any misuse of Talisman’s information assets, to your leader or the Head of Global IT.

It is acknowledged that minimal use of Talisman’s local telephone, electronic mail and Internet services for personal use may occasionally take place, provided that such use is consistent with applicable policies, including the IT Digital Security Policy.

For more information, see our IT Digital Security Policy and our Email Content Policy.

[Q&A]
Q: Can I check my personal email while I’m at work?
A: Reasonable, infrequent personal use is permitted as long as doing so doesn’t adversely affect your work or violate our policies or applicable laws. Check the Talisman IT Digital Security Policy and the Email Content Policy for more information.

[Q&A]
Q: I received a suspicious email or link. What should I do?
A: Opening a suspicious email or clicking on links that you don’t recognize can put our network at risk. Protect our systems from viruses and downtime by forwarding suspicious emails or links to digitalsecurity@talisman-energy.com for evaluation.

Confidential Information
Talisman personnel are privy to confidential corporate information. It is your obligation and responsibility to respect the confidentiality of the work you do for Talisman and only share information as is necessary in the course of business. All available and appropriate safeguards must be in place when sharing sensitive or confidential information. Inappropriate sharing of confidential information facilitates insider trading and other corrupt practices, putting both you and Talisman at risk.

Data Privacy
In conjunction with local legal requirements, Talisman protects the privacy of personnel records. All personnel with access to personal information and records have additional responsibilities to respect the privacy of their co-workers and peers. You must always follow Talisman’s privacy protocols as well as the data protection laws in each country in which we have personnel. Data should only be shared using the correct procedures and only for business purposes.

Speaking on Behalf of Talisman
Only authorized spokespeople can speak on behalf of Talisman. If someone, including from the investment community or the media, approaches you with a request for Company information, refer the individual to the Corporate Communications and Investor Relations department. If you are invited to give a speech or presentation or publish an article or paper, you are required to get approval to participate from your leader. Once approved, you are required to obtain approval of your materials from the Corporate Communications and Investor Relations department, which reviews materials to prevent breaches of confidentiality and the disclosure of sensitive or non-public information.

[Q&A]
Q: I’ve been asked to present on behalf of Talisman at an open house where media may be present. If I am approached by media with specific questions, can I answer them?
A: No. Only authorized spokespeople may speak to the media at any time.

Social Media
Do not chat, post, discuss or publish anything that relates to Talisman activities or securities. Your responsibility to protect confidential information, and the restriction that only designated Talisman spokespeople can speak on Talisman’s behalf, applies to all forms of media, including online communications.

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Respect for Communities
Being a responsible and welcome member of the communities in which we operate is an essential part of our business strategy. Strong and transparent relationships with communities, based on trust and respect, allow Talisman to effectively and efficiently carry out operations to the mutual benefit of the Company and our neighbours.

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Corporate Responsibility
Our business depends on being a welcome member of the diverse communities in which we operate. We promote, respect and follow principles that respect human dignity and the rights of the individual. We comply with all applicable laws and are guided in our actions and decisions by the principles outlined in the United Nations Global Compact, the Universal Declaration of Human Rights, the Voluntary Principles on Security and Human Rights, and the Extractive Industries Transparency Initiative.

Human Rights and Security
Talisman conducts its business activities with integrity and shows respect for human dignity and the rights of the individual, based on the following principles:

•
Talisman supports the principles of, and promotes respect for, the Universal Declaration of Human Rights. We lead by example, demonstrating values of tolerance and respect in the conduct of our operations.

•
Talisman reviews the human rights situation of countries and regions when proposing, planning and implementing new investments and projects. Talisman reviews associated potential human rights issues and their relationship to our ongoing operations and liaises with stakeholders to identify such potential issues.

•
Talisman promotes adherence to and respect for human rights principles in our areas of operation and will not be complicit in human rights abuses. We strive to advance best practices with host governments, co-participants and third parties in accordance with our Security Policy, which is based on the Voluntary Principles on Security and Human Rights.

For more information, see our Security Policy.

Diverse Stakeholders
Talisman recognizes and respects the diverse cultures and perspectives of indigenous peoples. We work with indigenous communities in all countries where we operate to better understand each other’s cultures, perspectives and values. We recognize that our activities have the potential to overlap with the use of lands by indigenous or tribal peoples and that they should be involved in decisions affecting rights to use such lands and resources.

Talisman recognizes cultural diversity and the potentially differing needs and aspirations of different communities, including those of indigenous and tribal peoples. Talisman’s approach to community relationships is based on the principles described in our Global Community Relations Policy. We respond to the expectation that others have of Talisman:

•	That we will assess and understand the cultural and economic context in which we are working.

•	That we will do no harm.

•	That we will enhance social and economic well-being.

For more information, see our Global Community Relations Policy.

Community Involvement
As part of Talisman’s community involvement, personnel are involved in volunteer activities. While participating in these activities, we must:

•	Abide by the Guidelines for Talisman Energy Volunteers Conduct in the Community.

•	Adhere to all other Talisman policies, particularly the Policy on Safe Operations and your country’s Alcohol and Drug Policy.

•	Make use of arranged transportation provided for volunteer activities.

•	Refrain from making any commitment of Talisman funding or further volunteer participation to the organization.

For more information, see our Guidelines for Talisman Energy Volunteers Conduct in the Community.

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Reporting and Compliance
Our Code is only effective if we all abide by the expectations it contains. Remaining silent about violations of our Code is not permissible. We all have a responsibility to hold ourselves and others to the highest standards of integrity.

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Reporting
We do not tolerate violations of our Code. Misconduct must be reported so that it can be addressed quickly and objectively. We investigate all reports fairly and confidentially and take the action needed to safeguard our Company and personnel.

Why Reporting is Important
Talisman is committed to creating a culture of integrity and ethical business conduct. Our policies, procedures and values require the commitment and participation of all personnel. It is the responsibility of all Talisman personnel to report any perceived or actual breach of our Code. Failure to promptly report and correct behaviours that are in breach of our Code, the law or Talisman policies and procedures may result in disciplinary action.

We recognize that identifying and reporting breaches is not always easy. Concerns can and should be discussed directly with your leader or the appropriate person within Talisman. In addition, you can make a report through the Integrity Matters Hotline.

Integrity Matters Hotline
The Integrity Matters Hotline is operated by a third party and offers a way for you to report breaches of the Code confidentially or anonymously, where allowed by law. The Hotline is available any time by phone or online.

Integrity Matters Hotline
Telephone:
In Canada and the United States (toll-free)
1-877-213-1029

All other countries
Visit www.talisman-energy.com/responsibility and select the Integrity Matters section for dialing instructions.

Online:
www.talisman.ethicspoint.com or through Talisman’s internal and external websites.

Investigative Process
All reports made in good faith and in the context of a breach of any of Talisman’s policies are reviewed in accordance with Talisman’s Global Investigation Policy. You may submit a report or observation with the knowledge that the Company appreciates your good-faith actions and will not tolerate retaliation of any kind. Anonymity of the reporter will be maintained where permissible by law and as requested by the reporter. All reports and questions will be treated in confidence. Information will be shared with only those persons who need or are required to know.

For more information, see our Global Investigation Policy.

What does “good faith” mean?
It means honestly believing in what you are doing. For example, making an Integrity Matters Hotline report in good faith means that you honestly believe there is a violation of our Code and you are not deliberately making a false report to harm another individual or the Company.

Discipline
If an investigation confirms a breach of our Code, the law or any Talisman Policy or procedure, appropriate action will be taken in accordance with our Progressive Discipline Procedure. Depending on the nature of a breach, personnel may be able to work with their leader to correct the action; however, in the more severe cases, personnel may be subject to termination or even criminal charges. Similarly, personnel who were aware of a breach but failed to act appropriately and to promptly report it may be subject to disciplinary action.

For more information, see our Progressive Discipline Procedure.

[Q&A]
Q: I saw a co-worker acting unethically but he is a friend of mine. If I report him, could he lose his job?
A: Termination is a possible disciplinary action depending on the severity of the offence. But regardless of your relationship, you have an obligation to the Company and to your other co-workers to report your concerns.

Non-Retaliation
Anyone who makes a report in good faith is protected from retaliation, and anyone who attempts to retaliate against someone who makes a report is violating our Code and subject to disciplinary action.

Compliance
Our Code outlines the expectation that, at Talisman, we always act ethically, knowing our actions reflect on our Company. Equally, by exhibiting ethical behaviours, we strive to inspire those around us and demonstrate our integrity to all our stakeholders.

Our Code, policies and procedures have been developed to guide personnel in achieving appropriate and ethical business conduct. While compliance with our Code is mandatory, it will also improve your experience at Talisman, support your work and offer direction through difficult situations.

Your Compliance Obligations
To encourage compliance with this Code, all personnel are required to complete Talisman’s New Hire Ethics Awareness Training and a Declaration of Completion when joining the Company. On a yearly basis, all personnel must complete the Ethics Awareness Training and Declaration of Compliance, certifying that they understand and have complied with our Code. The President and Chief Executive Officer and each member of the Board of Directors shall complete a Declaration of Compliance and provide it to the Chairman of the Board of Directors. Personnel whose positions may include involvement with foreign operations will be notified if there are additional obligations required to ensure compliance with anti-bribery legislation.

Completing the training is just the first step in compliance. You have a duty to understand and abide by our Code and report any Code violation. You have an obligation to uphold high ethical standards in every situation.

[Q&A]
Q: I took the Talisman ethics training last year. Do I need to do it again?
A: Yes. All personnel must complete the annual Ethics Awareness Training and a Declaration of Compliance every year. This allows personnel to declare that they are aware of and have complied with the expectations in our Code for the previous year.

Waivers
The Governance and Nominating Committee of Talisman’s Board of Directors must approve any waiver of any of the provisions of our Code for a Director or an Executive Officer. Material departures from this Code by a Director or Executive Officer which constitute a material change to the Company will be promptly disclosed to shareholders.

Questions
Talisman promotes an open environment in which ethics is a regular topic of conversation and questions are encouraged. Feel free to discuss any ethics-related situation with your leader.

Engage any of these additional contacts any time you have a question, are unsure about what to do, or are concerned that someone is doing something that violates our Code.

Question About	Contact
Anything in our Code	Your leader
Ethics training Ethics declarations and certificates	Ethics Compliance and Training team (within Corporate Affairs) ethics@talisman-energy.com
Government affairs Lobbying Community investment and volunteering Stakeholder relations Anything in our Code	Corporate Affairs
Media and investor communications Public disclosure	Corporate Communications and Investor Relations
Business expenses	Finance or Accounting
Health, safety and environment	Health, Safety and Environment
Fair workplace Discrimination or harassment Diversity	Human Resources
Digital security Information and electronic assets	Information Technology digitalsecurity@talisman-energy.com
Integrity Matters Hotline	Internal Audit
Working with government officials Anything in our Code	Legal
Code violations	Your leader or the appropriate person within Talisman

Resources
Talisman has many resources available to guide you in situations where you are unclear about the Company’s expectations for appropriate and ethical behaviour.

The following documents can be found on InSite and provide additional detail regarding our obligations with respect to business conduct and ethics:

•	Compliance Guidelines for Anti-Bribery Legislation
•	Disclosure Policy
•	Email Content Policy
•	Gift and Entertainment Policy
•	Global Community Relations Policy
•	Global Standard for Safe Operations
•	Global Investigation Policy
•	Global Travel Policy and Standards
•	Guidelines for Talisman Energy Volunteers Conduct in the Community
•	Insider Trading Policy
•	IT Digital Security Policy
•	Policy on Safe Operations
•	Progressive Discipline Procedure
•	Security Policy
•	Supplier Code of Conduct
•	Travel and Entertainment Expense Policy

Back Cover

January 2015
Talisman Energy Inc.
www.talisman-energy.com

Copyright is owned by Talisman Energy Inc. All rights are hereby reserved.  This document (in whole or in part) may not be reproduced, stored in a retrieval system, or transmitted, in any form or means, without the prior written permission of Talisman, or as expressly permitted by law.

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